Mail Stop 3561
      October 12, 2005


Svante Carlsson
Chief Financial Officer
Stena AB
Masthuggskajen
SE-405 19 Gothenburg, Sweden

      RE:	Stena AB
    	Form 20-F for the Fiscal Year Ended December 31, 2004
    	File No. 033-99284

Dear Mr. Carlsson:

      We have reviewed your response letter dated September 14,
2005
and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2004

1. Refer to prior comment 3. In future filings, please disclose the effect of this change in accounting estimate on income before extraordinary items, net income and related per share amounts in accordance with paragraph 33 of APB 20.

2. Refer to prior comment 4.  Please revise your disclosure in
Note 1
to clearly explain that the consolidation of two financial investments relates to the investments qualifying as a variable interest entity for US GAAP purposes. In addition, explain that under Swedish GAAP, these investments were previously accounted for under the cost method, but are now accounted for under equity method due to the implementation of a new accounting principal under Swedish
GAAP.  Provide us with your intended disclosure.

Note 32 - Additional U.S. GAAP Disclosures, page F-51

3. Refer to prior comment 12. We note that segment information provided under Swedish GAAP does not provide appropriate reconciliations to segment information under U.S. GAAP or all information required under paragraphs 25-28 of FAS 131, such as segment assets. It is the staff`s position that U.S. GAAP segment information should be provided for registrants electing to file under
Item 18 of Form 20-F as the instructions to Item 18 indicates a requirement to provide "all other information" required by U.S. GAAP as part of the reconciliation. Please provide segment information on a U.S. GAAP basis in future filings. For additional guidance on items required for registrants electing to file under Item 18, you may also refer to the SEC Staff Training Manual, Topic 6, IV(B).


* * * * *


      Please file your response to our comments via EDGAR within fifteen business days from the date of this letter. Please understand that we may have additional comments after reviewing your response. You may contact Cari Kerr at 202-551-3310 or Tracie Northan at 202-551-3311. You may also contact the undersigned at 202-551-3812 with any questions.


      Sincerely,



								Michael Fay
								Branch Chief


Via Fascimile: Svante Carlsson, Chief Financial Officer:  46-31-
12-
06-51

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Svante Carlsson
Stena AB
October 12, 2005
Page 1